Exhibit 99.1

36Kr Holdings Inc. Reports Unaudited Financial Results for the First Half of 2026

BEIJING, August 20, 2026 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the six months ended June 30, 2026.

Financial and Operational Highlights for the First Half of 2026

•	Number of followers[1] as of June 30, 2026 stood at 36.5 million, essentially flat compared with 36.6 million as of June 30, 2025.

•	Total revenues increased by 33.7% to RMB124.6 million (US$18.4 million) in the first half of 2026, from RMB93.2 million in the same period of 2025.

•	Revenues from online advertising services increased by 38.9% to RMB103.5 million (US$15.3 million) in the first half of 2026, from RMB74.5 million in the same period of 2025.

•	Revenues from enterprise value-added services increased by 25.4% to RMB15.3 million (US$2.3 million) in the first half of 2026, from RMB12.2 million in the same period of 2025.

•	Revenues from subscription services were RMB5.8 million (US$0.8 million) in the first half of 2026, compared to RMB6.4 million in the same period of 2025.

•	Gross margin was 66.4% in the six months ended June 30, 2026, representing an increase of 12 percentage points from 54.4% in the same period of 2025.

•	Net income was RMB15.4 million (US$2.3 million) in the six months ended June 30, 2026, compared to a net loss of RMB4.8 million in the same period of 2025.

1 “Number of followers” refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin, Rednote and Bilibili.

Selected Operating Data

	For the Six Months Ended June 30,
	2025	2026
Online advertising services
Number of online advertising services end customers	226	407
Average revenue per online advertising services end customer (RMB’000)[2]	329.7	254.4

Enterprise value-added services
Number of enterprise value-added services end customers	49	61
Average revenue per enterprise value-added services end customer (RMB’000)[3]	249.5	250.6

Subscription services
Number of institutional investors	102	84
Average revenue per institutional investor (RMB’000)[4]	63.1	68.5

Mr. Dagang Feng, Chairman and CEO of 36Kr, commented, “In the first half of 2026, despite macroeconomic uncertainties, we grew total revenues by 33.7% year over year and delivered our second consecutive half-year of profitability. Revenue growth was led by a 38.9% year-over-year increase in online advertising services revenues as demand from the AI sector accelerated. We continued to strengthen our content ecosystem, reinforcing 36Kr's position as a top thought leader in China's new economy and technology innovation sectors, while extending our omni-channel distribution matrix. As of June 30, 2026, the number of our followers reached 36.5 million. Looking ahead, we will continue to build our content strengths, deepen our presence in frontier industries and technology verticals, and capture the opportunities of the AI era to create value for all of our stakeholders.”

Mr. Xiang Li, Chief Financial Officer of 36Kr, added, “We delivered a robust financial performance in the first half of 2026. Total revenues reached RMB124.6 million, up 33.7% year over year. Gross profit rose 63.1% year-over-year to RMB82.7 million and gross margin expanded by 12 percentage points to 66.4% from 54.4% in the same period of 2025, reflecting an improved revenue mix and disciplined cost control. Net income was RMB15.4 million, turning around from a net loss of RMB4.8 million in the prior year period. We ended the period with RMB124.2 million in cash and cash equivalents, restricted cash and short-term investments, up 6.9% from RMB116.1 million as of December 31, 2025, giving us ample liquidity to fund operations and sustain profitability while investing in high-quality, sustainable growth.”

2 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period.

Unaudited Financial Results for the First Half of 2026

Total revenues increased by 33.7% to RMB124.6 million (US$18.4 million) in the six months ended June 30, 2026, from RMB93.2 million in the same period of 2025.

•	Online advertising services revenues increased by 38.9% to RMB103.5 million (US$15.3 million) in the six months ended June 30, 2026, from RMB74.5 million in the same period of 2025. The increase was primarily attributable to surging demand from the AI sector for our advertising solutions.

•	Enterprise value-added services revenues increased by 25.4% to RMB15.3 million (US$2.3 million) in the six months ended June 30, 2026, from RMB12.2 million in the same period of 2025. The increase was primarily driven by our ongoing refinement of service offerings aimed at margin improvement.

•	Subscription services revenues were RMB5.8 million (US$0.8 million) in the six months ended June 30, 2026, compared to RMB6.4 million in the same period of 2025. The decrease was primarily due to a strategic shift in this segment’s customer composition.

Cost of revenues was RMB41.9 million (US$6.2 million) in the six months ended June 30, 2026, a slight decrease of 1.4% from RMB42.5 million in the same period of 2025. The decrease was primarily driven by the Company’s strict cost control measures.

Gross profit increased by 63.1% to RMB82.7 million (US$12.2 million) in the six months ended June 30, 2026, from RMB50.7 million in the same period of 2025. Gross profit margin was 66.4% in the six months ended June 30, 2026, representing an increase of 12 percentage points from 54.4% in the same period of 2025. The increase in gross margin was primarily driven by higher margins from our online advertising services within the AI sector and a significant increase in related revenues, alongside flat payroll-related cost resulting from our strategic workforce management.

Operating expenses increased by 6.6% to RMB59.6 million (US$8.8 million) in the six months ended June 30, 2026, from RMB55.9 million in the same period of 2025.

•	Sales and marketing expenses were RMB29.2 million (US$4.3 million) in the six months ended June 30, 2026, remaining flat year over year, reflecting our disciplined approach to sales spending.

•	General and administrative expenses were RMB24.1 million (US$3.5 million) in the six months ended June 30, 2026, an increase of 20.5% from RMB20.0 million in the same period of 2025. The increase was primarily related to the increase in allowance for doubtful accounts and the payroll-related expenses.

•	Research and development expenses were RMB6.4 million (US$0.9 million) in the six months ended June 30, 2026, remaining flat year over year, primarily reflecting our continued focus on R&D efficiency and strategic project prioritization.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB19.7 thousand (US$2.9 thousand) in the six months ended June 30, 2026, compared to RMB89.6 thousand in the same period of 2025.

Other expenses were RMB7.7 million (US$1.1 million) in the six months ended June 30, 2026, compared to RMB0.4 million of other income in the same period of 2025. The change was mainly due to the increase in long-term investment loss.

Income tax expenses were RMB27 thousand (US$4 thousand) in the six months ended June 30, 2026, compared to RMB4 thousand of income tax credit in the same period of 2025.

Net income was RMB15.4 million (US$2.3 million) in the six months ended June 30, 2026, swinging from a net loss of RMB4.8 million in the same period of 2025. Non-GAAP adjusted net income5 was RMB15.4 million (US$2.3 million) in the first half of 2026, compared to Non-GAAP adjusted net loss5 of RMB4.7 million in the same period of 2025.

Net income attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB15.0 million (US$2.2 million) in the first half of 2026, compared to net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB5.0 million in the same period of 2025.

Basic and diluted net income per ADS were RMB7.058 (US$1.040) and RMB7.056 (US$1.040), respectively, in the first half of 2026, compared to basic and diluted net loss per ADS of RMB2.307 in the same period of 2025.

Certain Balance Sheet Items

As of June 30, 2026, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB124.2 million (US$18.3 million), an increase of 6.9% from RMB116.1 million as of December 31, 2025. The increase was mainly attributable to positive cash inflow from operating activities.

5 Non-GAAP adjusted income/(loss) represents net income/(loss) excluding share-based compensation expenses.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 20, 2026 (8:00 PM Beijing/Hong Kong Time on August 20, 2026).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	36Kr Holdings Inc. 2026 First Half Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10056724-2vzyg1.html

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be available for one week from the date of the conference, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay PIN:	10056724

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.7851 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of June 30, 2026.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 8965-0708

E-mail: ir@36kr.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	102,239	26,411	3,892
Restricted cash	11,902	200	29
Short-term investments	2,000	97,584	14,382
Accounts receivable, net	61,800	50,457	7,436
Receivables due from related parties	304	198	29
Prepayments and other current assets	11,629	13,762	2,030
Total current assets	189,874	188,612	27,798
Non-current assets:
Property and equipment, net	3,958	3,760	554
Intangible assets, net	1,172	1,017	150
Long-term investments	82,939	76,663	11,299
Operating lease right-of-use assets, net	19,548	16,039	2,364
Total non-current assets	107,617	97,479	14,367
Total assets	297,491	286,091	42,165

Liabilities
Current liabilities:
Accounts payable	46,694	41,587	6,129
Salary and welfare payables	23,938	15,821	2,332
Taxes payable	4,095	2,407	355
Deferred revenue	39,900	46,508	6,854
Amounts due to related parties	2,008	452	67
Accrued liabilities and other payables	12,330	9,474	1,396
Short-term bank loan	19,950	10,000	1,474
Operating lease liabilities	8,078	8,452	1,246
Total current liabilities	156,993	134,701	19,853
Non-current liabilities:
Operating lease liabilities	11,426	7,469	1,101
Total non-current liabilities	11,426	7,469	1,101
Total liabilities	168,419	142,170	20,954

Shareholders’ equity
Ordinary shares	694	694	102
Treasury stock	(2,367)	(2,367)	(349)
Additional paid-in capital	2,056,895	2,056,915	303,152
Accumulated deficit	(1,921,092)	(1,906,123)	(280,928)
Accumulated other comprehensive loss	(5,338)	(5,880)	(867)
Total 36Kr Holdings Inc.’s shareholders’ equity	128,792	143,239	21,110
Non-controlling interests	280	682	101
Total shareholders’ equity	129,072	143,921	21,211
Total liabilities and shareholders’ equity	297,491	286,091	42,165

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026
	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	74,507	103,542	15,260
Enterprise value-added services	12,227	15,287	2,253
Subscription services	6,435	5,754	848
Total revenues	93,169	124,583	18,361
Cost of revenues	(42,472)	(41,908)	(6,176)
Gross profit	50,697	82,675	12,185
Operating expenses:
Sales and marketing expenses	(29,445)	(29,154)	(4,297)
General and administrative expenses	(19,995)	(24,055)	(3,545)
Research and development expenses	(6,419)	(6,387)	(941)
Total operating expenses	(55,859)	(59,596)	(8,783)
(Loss)/Income from operations	(5,162)	23,079	3,402
Other income/(expenses):
Share of loss from equity method investments	(278)	(584)	(86)
Gain on disposal of a subsidiary	355	—	—
Long-term investment gain/(loss)	252	(7,814)	(1,152)
Short-term investment income	275	339	50
Government grant	175	221	33
Others, net	(420)	157	23
(Loss)/ Income before income tax	(4,803)	15,398	2,270
Income tax credit/(expenses)	4	(27)	(4)
Net (loss)/income	(4,799)	15,371	2,266
Net income attributable to non-controlling interests	(183)	(402)	(59)
Net (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(4,982)	14,969	2,207

Net (loss)/income	(4,799)	15,371	2,266
Other comprehensive loss
Foreign currency translation adjustments	(77)	(542)	(80)
Total other comprehensive loss	(77)	(542)	(80)
Total comprehensive (loss)/income	(4,876)	14,829	2,186
Comprehensive income attributable to non-controlling interests	(183)	(402)	(59)
Comprehensive (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(5,059)	14,427	2,127
Net (loss)/income per ordinary share (RMB)
Basic	(0.005)	0.014	0.002
Diluted	(0.005)	0.014	0.002
Net (loss)/income per ADS (RMB)
Basic	(2.307)	7.058	1.040
Diluted	(2.307)	7.056	1.040
Weighted average number of ordinary shares used in per share calculation
Basic	1,056,845,184	1,060,391,309	1,060,391,309
Diluted	1,056,845,184	1,060,720,158	1,060,720,158
Weighted average number of ADS used in per ADS calculation
Basic	2,113,690	2,120,783	2,120,783
Diluted	2,113,690	2,121,440	2,121,440

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026
	RMB’000	RMB’000	US$’000
Net (loss)/income	(4,799)	15,371	2,266
Share-based compensation expenses	90	20	3
Non-GAAP adjusted net (loss)/income	(4,709)	15,391	2,269
Interest income, net	(296)	(236)	(35)
Income tax (credit)/expenses	(4)	27	4
Depreciation and amortization expenses	767	684	101
Non-GAAP adjusted EBITDA	(4,242)	15,866	2,339